SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Atmospheric Glow Technologies, Inc.

(formerly Tice Technology, Inc.)

(Name of Issuer)

Common Shares

(Title of Class of Securities)

049567 10 0

(CUSIP Number)

Thomas W. Reddoch, Chief Executive Officer

Atmospheric Glow Technologies, Inc.

924 Corridor Park Blvd.

Knoxville, Tennessee 37932-3723

(865) 777-3776

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP NO. 049567 10 0

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AMBG Holding, LLC (formerly MidSouth Sign Company, LLC) not included
(2)	Check The Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Tennessee

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 5,000,000 (8) Shared Voting Power 0 (9) Sole Dispositive Power 5,000,000 (10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 2.3%
(14)	Type of Reporting Person (See Instructions) 00

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Introduction.

This Amendment No. 1 amends and supplements the Schedule 13D filed by AMBG Holding, LLC (“AMBG”), formerly MidSouth Sign Company, LLC, with respect to shares owned in Atmospheric Glow Technologies, Inc. (“AGT”), formerly Tice Technology, Inc. The amendment is filed to update certain information and to reflect the fact that, due to the issuance of additional shares by AGT, AMBG no longer owns 5% or more of the number of issued and outstanding shares of AGT.

Item 1. Security and Issuer.

Common Shares

Atmospheric Glow Technologies, Inc.

(formerly Tice Technology, Inc.)

924 Corridor Park Blvd.

Knoxville, Tennessee 37932

Item 2. Identity and Background.

(a)	Name:	AMBG Holding, LLC (formerly MidSouth Sign Company, LLC)

(b)	Residence Address:	10267 Kingston Pike Knoxville, Tennessee 37922

(c)	Principal Occupation and Enterprise:	N/A

(d)	Criminal Convictions: No criminal convictions in the last five years (excluding traffic violations or similar misdemeanors).

(e)	Securities Proceedings: No judgment, decrees or final orders enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship:	Not Applicable.

Item 3. Source and Amount of Funds or Other Consideration.

No new shares were acquired. The filing is made because of a change in percentage ownership resulting from the issuance of additional shares by the issuer.

Item 4. Purpose of Transaction.

No new shares were acquired. The filing is made because of a change in percentage ownership resulting from the issuance of additional shares by the issuer.

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Item 5. Interest in Securities of the Issuer.

The amount of shares beneficially owned by the undersigned on the date hereof is as follows:

		Aggregate Number	Percent of Class
(a)	Beneficially Owned	5,000,000	2.3%

(b)	Sole Voting Power	5,000,000	2.3%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	5,000,000	2.3%
	Shared Dispositive Power	-0-	0%

(c)	No transactions with respect to the shares were effected during the last 60 days.

(d)	Michael A. Atkins and Patrick L. Martin are the owners and the members of the Board of Governors of AMBG.

(e)	February 29, 2004.

Item	6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

None

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2004	AMBG Holding, LLC

	By:	/s/ Patrick L. Martin
	Title:	Member

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